                     SECURITIES AND EXCHANGE COMMISSION
                          Washington, D. C.  20549


                                SCHEDULE 13-D


                  Under the Securities Exchange Act of 1934


                            Metro Airlines, Inc.
- ------------------------------------------------------------------------------
                              (Name of issuer)


                                Common Stock
- ------------------------------------------------------------------------------
                       (Title of class of securities)


                                  591905203
- ------------------------------------------------------------------------------
                               (CUSIP number)


                            Thomas L. Young, Esq.
                            Owens-Illinois, Inc.
                                 One SeaGate
                             Toledo, Ohio 43666
                               (419) 247-5000
- ------------------------------------------------------------------------------
               (Name, address, and telephone number of person
              authorized to receive notices and communications)


                              December 28, 1993
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           (Date of event which requires filing of this statement)


      If the person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  /   /.


      Check the following box if a fee is being paid with this statement / X /.


                       (Continued on following pages)


                             (Page 1 of 4 Pages)
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- ------------------------------------------------------------------------------
CUSIP NO. 591905203                  13D                 Page 2 of 4 Pages
- ------------------------------------------------------------------------------
(1)   NAME OF REPORTING PERSONS                       Owens-Illinois, Inc.
      S.S. OR I.R.S. IDENTIFICATION NOS.
      OF ABOVE PERSONS                                          22-2781933
- ------------------------------------------------------------------------------
(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) /   /
                                                        (b) /   /
- ------------------------------------------------------------------------------
(3)   SEC USE ONLY
- ------------------------------------------------------------------------------
(4)   SOURCES OF FUNDS*     OO
- ------------------------------------------------------------------------------
(5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                         /   /
- ------------------------------------------------------------------------------
(6)   CITIZENSHIP OR PLACE OF ORGANIZATION     Delaware
- ------------------------------------------------------------------------------
NUMBER OF SHARES       (7)   SOLE VOTING POWER                  3,500,000
BENEFICIALLY           -------------------------------------------------------
OWNED BY EACH          (8)   SHARED VOTING POWER                none
REPORTING PERSON       -------------------------------------------------------
                       (9)   SOLE DISPOSITIVE POWER             3,500,000
                       -------------------------------------------------------
                       (10)  SHARED DISPOSITIVE POWER           none
- ------------------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,500,000
- ------------------------------------------------------------------------------
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                                     /   /
- ------------------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11              15.19%
- ------------------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON*         CO
- ------------------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.     Security and Issuer.

      The class of equity security to which this statement relates is the Common Stock, $0.01 par value ("Securities"), of Metro Airlines, Inc. ("Issuer"), a Delaware corporation, with offices located at 8445 Freeport Parkway, Suite 500, Irving, Texas 75063.

Item 2.     Identity and Background.

      This statement is being filed by Owens-Illinois, Inc. ("Owens"), a Delaware corporation. Owens' principal business is the manufacture of packaging products at facilities throughout the United States. Its principal offices are located at One SeaGate, Toledo, Ohio 43666.

      (d) and (e)      None.

Item 3.     Source and Amount of Funds or Other Consideration.

      The consideration for the 3,500,000 shares of Securities received by Owens is the allowed claim of Owens and two of its wholly owned subsidiaries in the reorganization plan resulting from the Chapter 11 bankruptcy proceedings of the Issuer.

Item 4.     Purpose of Transaction.

      Owens, along with a number of other creditors, has received the Securities in the reorganization of the Issuer. Owens has no plans or proposals which relate to or would result in any trans-action, change or event specified in clauses (a) through (j) of
Item 4 of the Schedule 13D form.

Item 5.     Interest in Securities of the Issuer.

      (a) The number of shares of the Securities received by Owens is 3,500,000 representing 15.19% of the 23,034,418 shares of the Securities issued and outstanding as a result of effec-tiveness of the reorganization plan.

      (b) Owens has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the entire
3,500,000 shares of the Securities.

      (c)   not applicable.

      (d) Owens has sole right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 3,500,000 shares of the Securities.

      (e)   not applicable.


                             (Page 3 of 4 Pages)
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Item 6.     Contracts, Arrangements, Understandings or Relation-
ships With Respect to Securities of the Issuer.

      None.

Item 7.     Material to be Filed as Exhibits.

      None.


                                  SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this state-ment is true, complete and correct.

                                              January 7, 1994
                                   -----------------------------------
                                                    (Date)

                                              (Thomas L. Young)
                                   -----------------------------------
                                                 (Signature)

                                     Thomas L. Young, Vice President
                                      General Counsel and Secretary
                                   -----------------------------------
                                                (Name/Title)

























                             (Page 4 of 4 Pages)